Exhibit 21.0

Subsidiaries of the Registrant
Banc of California, Inc. was incorporated in March 2002 as a Maryland Corporation. It is headquartered at 18500 Von Karman Avenue, Suite1100 Irvine, CA 92612. There are two subsidiaries of the Company:
Banc of California, National Association is a national bank established in 1941 and serving the Southern California region. Banc of California, National Association is headquartered in Irvine California at 18500 Von Karman Avenue, Suite 1100 Irvine, CA 92612
The Palisades Group, LLC is a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940. The Palisades Group, LLC is headquartered in Irvine California at 18500 Von Karman Avenue, Suite 1100 Irvine, CA 92612